[Restoration Hardware Letterhead]

September 13, 2005

By EDGAR Transmission and

Overnight Delivery

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

RE:          Restoration Hardware, Inc.

Form 10-K for Fiscal Year Ended January 29, 2005

Filed April 14, 2005

Form 8-K filed August 25, 2005

File No. 0-24261

Dear Mr. Choi,

This letter is in response to your letter dated August 30, 2005 (the “Comment Letter”) regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission of the Form 8-K filed on August 25, 2005 (the “Form 8-K”) by Restoration Hardware, Inc. (the “Company”).  The numbered paragraph set forth below corresponds to the numbered paragraph in the Comment Letter.

Item 9.01 Form 8-K filed August 25, 2005

1.             We note that you present net results and operating results excluding non-cash store remodeling charges. These non-GAAP measures are subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. While there is no per se prohibition against adjusting non-GAAP performance measures to exclude recurring type items such as these, you must meet the burden of demonstrating the usefulness of any non-GAAP measures which exclude recurring items. In this regard, we note that you have recorded store remodeling charges since you launched a new merchandising strategy in April 2002. Therefore, it does not appear that eliminating the financial impact of these remodeling charges is appropriate given their recurring nature and you should avoid presenting these non-GAAP measures in future filings.

Response:

The Company understands the Staff’s position that a reporting company bears the burden of demonstrating the need for use of such a non-GAAP measure.  Accordingly, based on the Staff’s current guidance on this issue as reflected in the comment letter, in future filings the Company will not provide similar non-GAAP financial measures to eliminate the financial impact on the Company’s net earnings or net operating results if the Company incurs similar charges related to store remodeling.

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If you have any further questions or require additional clarification, please contact me at 1-415-945-4618 or by email at mjukes@restorationhardware.com.  Thank you for your assistance.

Sincerely,

/s/ Murray Jukes

Murray Jukes
Acting Chief Financial Officer

Cc:	Gavin B. Grover
Morrison & Foerster LLP